UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2024

Azul Announces Updated Outlook for 2024

São Paulo, March 28, 2024 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, announces today an update to its expected results for 2024, as follows:

Forward Outlook	Previous Outlook	Updated Outlook
Total ASK vs. 2023	-	+11%
2024 EBITDA¹	~R$6.3 bn	~R$6.5 bn
2024 Leverage²	~3x	~3x

¹ Excludes non-recurring items.
² Includes cash and cash equivalents, short- and long-term investments and receivables. Excludes convertible instruments.

1.	Azul expects to increase capacity by approximately 11% in 2024 compared to 2023. The expected growth is mainly driven by the continued strong demand environment and the ongoing implementation of our fleet transformation strategy.

2.	Azul estimates 2024 EBITDA to be around R$6.5 billion, higher than the previous projection as a result of the robust demand environment in both domestic and international markets and the positive trend in fuel prices, together with the expected capacity growth and a higher number of fuel-efficient aircraft entering the fleet.

3.	Azul expects leverage around 3x at the end of 2024, a result of the expected increase in EBITDA for 2024 and our ability to continue reducing leverage organically.

In addition, the company informs that any other guidance not included in this material fact is now discontinued.

Azul will keep investors and the general market updated.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and cities served, offers around 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2023. Azul was named by Cirium (leading aviation data analysis company) as one of the two most on-time airlines in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 27, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer